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                                             Filed by Corvas International, Inc.
                                Filed Pursuant to Rule 425 promulgated under the
    Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated Under the Securities Exchange Act of 1934, as amended.

                                     Subject Company: Corvas International, Inc.
                                                    Commission File No.: 0-19732



[CORVAS LOGO HERE]                                              [DYAX LOGO HERE]


CORVAS CONTACT:                               DYAX CONTACTS:
---------------                               --------------
Stephen Keane                                 Jack Morgan
Vice President, Corporate Development         SVP, Corporate Development and
(858) 455-9800                                Business Operations
stephen_keane@corvas.com                      (617) 250-5762
------------------------                      jmorgan@dyax.com
                                              ----------------

                                              Sondra Henrichon
                                              Director Investor Relations and
                                              Corporate Communications
                                              (617) 250-5839
                                              shenrichon@dyax.com
                                              -------------------



     CORVAS AND DYAX ANNOUNCE DISCOVERY OF FULLY HUMAN MONOCLONAL ANTIBODIES
                      AGAINST ENDOTHELIAL SERINE PROTEASES

- INITIAL FINDINGS FROM COLLABORATION FOR NOVEL CANCER THERAPEUTICS PRESENTED AT AMERICAN SOCIETY FOR BIOCHEMISTRY & MOLECULAR BIOLOGY MEETING -

SAN DIEGO,CA AND CAMBRIDGE, MA - APRIL 11, 2003 - Corvas (NASDAQ: CVAS) and Dyax Corp. (NASDAQ: DYAX) today announced positive initial findings from a research collaboration they established to discover, develop and commercialize novel cancer therapeutics focused on serine protease inhibitors. Utilizing Dyax's proprietary phage display technology, the companies have successfully identified fully human, neutralizing monoclonal antibodies against Endotheliase I and II, two proprietary serine protease targets discovered at Corvas. Endotheliases are a subfamily of serine proteases that are expressed by endothelial cells and may be involved in angiogenesis, a process required for the growth and progression of certain solid tumors. These antibodies are being advanced into preclinical studies to determine their potential as anti-tumor agents as part of the co-development agreement between the two companies.

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Under the collaboration agreement, Dyax utilized its phage display technology and proprietary antibody libraries to generate fully human monoclonal antibodies against Endotheliase I and II. Among these candidates, Corvas identified several highly potent and selective inhibitors of the activity of both serine protease targets. Dr. Edwin Madison, Corvas Vice President of Biological Research, will present these data today during the "Vascular Biology" session of the American Society for Biochemistry & Molecular Biology Annual Meeting, being held in San Diego.

"Several anti-endotheliase antibodies we have identified in this collaboration with Dyax are extremely potent, with inhibitory constants in the low picomolar range. Consequently, even low doses of these agents may generate a powerful anti-tumor response," said Dr. Madison. "By targeting endothelial cells which, unlike cancer cells, are genetically stable, we may create a therapeutic strategy that can defeat mechanisms normally used by tumors to develop resistance to treatment. Additional preclinical development of these antibodies will examine the feasibility and efficacy of this potentially exciting new strategy in relevent animal models of solid tumor growth."

"The specificity and affinity achieved for some of these antibodies - and notably with no affinity maturation - is remarkable, and I believe speaks to the quality and power of Dyax's antibody libraries," commented Jack Morgan, Dyax Senior Vice President of Corporate Development and Business Operations. "Dyax has put great effort into building state-of-the-art libraries and licensing key third party antibody phage display patents. We believe that this collaboration with Corvas is representative of how this technology can advance Dyax's pipeline as well as those of our partners and customers," concluded Mr. Morgan.

Serine proteases, the largest human protease gene family, have been implicated in the growth and progression of solid tumors, including breast and prostate cancer. Endotheliase I and II are members of a distinct family of transmembrane serine proteases that are attracting increasing interest for their emerging roles in cancer. Unlike most proteases, which are either secreted from or retained within the cell, transmembrane serine proteases are located on the cell surface. This confined location may offer a unique opportunity to target cancer treatments directly to diseased tumor cells and thereby avoid damage to healthy cells and tissues, a serious problem associated with many current therapies, including radiation and chemotherapy.

The modulation of serine protease activity associated with solid tumors is the foundation of Corvas' discovery platform to develop new therapeutics for the treatment of cancer. This effort includes the discovery and validation of novel serine protease targets that may play a role in angiogenesis or tumor growth and progression, as well as the validation of known proteases that have not been previously implicated in these processes. Corvas' cancer research programs are focused on the development of new biotherapies, including monoclonal antibodies and synthetic pro-drugs, that target serine proteases associated with the growth and spread of malignant tumors. Corvas has identified approximately 70 proteases that may be associated with cancer and has filed patents on several full-length gene sequences and methods for high throughput screening of the respective proteases.

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DYAX CORP.
Dyax Corp. is a biopharmaceutical company focused on the discovery, development and commercialization of therapeutic products. Dyax currently has two recombinant proteins in phase II clinical trials. DX-88 is being studied for the treatment of hereditary angioedema and for use during cardiopulmonary bypass surgery, while DX-890 is being studied for the treatment of cystic fibrosis. Dyax uses its patented phage display technology to rapidly identify a broad range of recombinant protein, peptide, and fully human monoclonal antibody compounds that bind with high affinity and specificity to targets of interest, with the objective of selecting those compounds with the greatest potential for advancement into clinical development. Dyax leverages its technology broadly through revenue generating licenses and collaborations in therapeutics and in non-core areas of affinity separations, diagnostic imaging, and research reagents. Through its subsidiary, Biotage, Inc., Dyax develops, manufactures and sells chromatography separations systems and products to pharmaceutical companies worldwide for drug discovery and purification. For more information on Dyax Corp., please visit the Company's website at www.dyax.com.

CORVAS INTERNATIONAL, INC.
Corvas International, Inc. is a biopharmaceutical company focused on the development of new biotherapeutics that address large medical markets, including cardiovascular disease and cancer. Its cardiovascular drug candidate, rNAPc2, is a novel anticoagulant intended for the treatment of people affected by acute coronary syndromes, specifically unstable angina and non-ST-segment elevation myocardial infarction. Corvas' cancer research programs are focused on the development of new biotherapies, including monoclonal antibodies and synthetic pro-drugs, that target serine proteases associated with the growth and spread of cancerous tumors. On February 25, 2003, Corvas announced the signing of a definitive merger agreement under which Dendreon Corporation will acquire Corvas, subject to various closing conditions including approval by the stockholders of each company. Under the terms of the agreement, each share of Corvas common stock will be exchanged for a fixed ratio of 0.45 shares of Dendreon common stock in a tax-free reorganization. Corvas' existing stockholders will own approximately 31.7% of the combined company. The transaction is anticipated to close in the second quarter of 2003, subject to approval by stockholders of both companies.


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ADDITIONAL INFORMATION ABOUT THE COMBINATION AND WHERE TO FIND IT
Corvas and Dendreon have filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4, which contains a preliminary joint proxy statement/prospectus with respect to the combination and other relevant materials. INVESTORS AND SECURITY HOLDERS OF CORVAS ARE URGED TO READ THE PRELIMINARY JOINTPROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT CORVAS AND THE COMBINATION. The preliminary joint proxy statement/prospectus and other relevant materials , and any other documents filed by Corvas with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed by Corvas with the SEC by contacting Corvas Investor Relations at 3030 Science Park Road, San Diego CA 92121.

Corvas and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Corvas in favor of the combination. Information about the executive officers and directors of Corvas and their ownership of Corvas common stock is set forth in the Annual Report on Form 10-K for the year ended December 31, 2002, which was filed with the SEC on March 14, 2003. Certain directors and executive officers of Corvas may have direct or indirect interests in the combination due to securities holdings, pre-existing or future indemnification arrangements, vesting of options and rights to severance payments if their employment is terminated following the combination. Additional information regarding Corvas and the interests of its executive officers and directors in the combination will be contained in the preliminary joint proxy statement/prospectus..

Investors and security holders are urged to read the preliminary joint proxy statement/prospectus and the other relevant materials, and any other documents filed with the SEC by Corvas, when they become available before making any voting or investment decision with respect to the acquisition.

DYAX DISCLAIMER
This press release contains forward-looking statements, including statements regarding the prospects for the research and development collaboration between Dyax and Corvas. Statements that are not historical facts are based on Dyax's current expectations, beliefs, assumptions, estimates, forecasts and projections for Dyax and the industry and markets in which Dyax competes. The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Important factors which may affect the prospects for Dyax's research and development collaboration with Corvas include the risks that : Dyax is dependent on the expertise, effort, priorities and contractual obligations of Corvas in the development, clinical trials, manufacture, marketing, sales and distribution of therapeutic and diagnostic products arising out of this collaboration; products from this collaboration may


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not show therapeutic effect or an acceptable safety profile in clinical trials or could take a significantly longer time to gain regulatory approval than Dyax expects or may never gain approval; products developed from this collaboration may not gain market acceptance; Dyax may not be able to obtain and maintain intellectual property protection for the products and its technologies; others may develop products superior to any products of this collaboration; and other risk factors described or referred to in our most recent Annual Report on Form 10-K and other periodic reports filed with the Securities and Exchange Commission. Dyax cautions investors not to place undue reliance on the forward-looking statements contained in this release. These statements speak only as of the date of this release, and Dyax undertakes no obligation to update or revise these statements, except as may be required by law. Dyax specifically disclaims responsibility for statements made by Corvas. Dyax specifically disclaims responsibility for information describing Corvas, all of which was provided to Dyax by Corvas for inclusion in this release. Dyax and the Dyax logo are registered trademarks of Dyax Corp.

CORVAS DISCLAIMER
This press release, including statements that are not historical facts, and Corvas's web site at http://www.corvas.com, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the ability of Corvas to discover and develop novel cancer therapeutic approaches to solid tumor cancers, and approaches that use the antibodies we have identified in our collaboration with Dyax. Actual results could vary materially from those described as a result of a number of factors, including those set forth in Corvas's Annual Report on Form 10-K and any subsequent SEC filings. In addition, there is a risk that transmembrane serine proteases may not play a role in cancer and even if they do, they may not serve as appropriate targets for the development of cancer therapeutics, that Dyax's phage display technology will not validate the selected protease targets and that drug candidates developed during this collaboration, if any, or any drug candidates in Corvas' pipeline, including rNAPc2, may never become marketable products. Corvas specifically disclaims responsibility for any information issued in this release by or with respect to Dyax. Corvas undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this press release, except as required by law.

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